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Ohio National Financial Services

One Financial Way

Cincinnati, Ohio 45242

VIA EDGAR CORRESPONDENCE

March 6, 2013

Ms. Michelle Roberts

Securities and Exchange Commission

Division of Investment Management

Office of Insurance Products

100 F. Street, N.E.

Washington, D.C. 20549-0506

Re:	Ohio National Variable Account A

ONcore Premier (sold on or after October 1, 2012) Individual Variable Annuity

Post-Effective Amendment No. 1

File Nos. 811-01978 & 333-182250

Dear Ms. Roberts:

This letter is to generally describe changes made in the above-referenced post-effective amendment (the “Post-Effective Amendment”) filed by Registrant on February 26, 2013 pursuant to Rule 485(a) under the Securities Act of 1933 (“1933 Act”). Registrant filed 16 other post-effective amendments with the Commission between February 27, 2013 and March 1, 2013 pursuant to Rule 485(a) under the 1933 Act (collectively, along with the Post-Effective Amendment, the “filings”). The filings include the following:

Product filing	40 Act File No.	33 Act File No.
ONcore Premier (sold on or after October 1, 2012), Post-Effective Amendment No. 1	811-01978	333-182250
ONcore Value (sold on or after October 1, 2012), Post-Effective Amendment No. 1	811-01978	333-182248
ONcore Xtra (sold on or after October 1, 2012), Post-Effective Amendment No. 1	811-01978	333-182249
ONcore Value (sold before October 1, 2012), Post-Effective Amendment No. 51	811-01978	333-43513
ONcore Xtra (sold before October 1, 2012), Post-Effective Amendment No. 42	811-01978	333-86603
ONcore Premier (sold before October 1, 2012), Post-Effective Amendment No. 48	811-01978	333-43515
ONcore Wrap, Post-Effective Amendment No. 24	811-01978	333-134982
ONcore Flex, Post-Effective Amendment No. 45	811-01978	333-43511
ONcore Lite, Post-Effective Amendment No. 39	811-01978	333-52006
ONcore Ultra, Post-Effective Amendment No. 21	811-01978	333-134288
ONcore Lite II, Post-Effective Amendment No. 19	811-01978	333-156430
ONcore Ultra II, Post-Effective Amendment No. 19	811-01978	333-156432
ONcore Lite III, Post-Effective Amendment No. 12	811-01978	333-164075

Ms. Roberts

March 6, 2013

ONcore Flex II, Post-Effective Amendment No. 12	811-01978	333-164069
ONcore Xtra II, Post-Effective Amendment No. 12	811-01978	333-164073
ONcore Premier II, Post-Effective Amendment No. 12	811-01978	333-164070
ONcore Premier WF, Post-Effective Amendment No. 9	811-01978	333-171785

Capitalized terms used herein have the meanings given to them in the filings. The filings were generally made to include the following changes:

•

GLWB Preferred I.S. – Add a new version of a GLWB rider (single and joint), the GLWB Preferred I.S. The GLWB Preferred I.S. rider is similar to the existing GLWB Plus that Registrant offers, except that (a) the lifetime annuity amount received during the Lifetime Annuity Period is determined by a formula based on average U.S. Treasury rates, (b) the annual credit period is 15 years and does not re-start upon a step-up and (c) the annual credit is pro-rated for withdrawals that are less than the maximum annual withdrawal under the rider.

•

GLWB Plus – Incorporate changes that have been made to the GLWB Plus (single and joint) since May 1, 2012, including reductions in maximum annual withdrawal rates and annual credit rates. Add a new age band at age 70 and increase the fees effective May 1, 2013.

•	GMIB – Increase the fees for certain versions of GMIB riders the Registrant offered in the past.

•	ARDBR – Increase the fees for certain versions of the ARDBR death benefit riders the Registrant offered in the past.

The GLWB Preferred I.S. rider is included in 9 of the filings; the GLWB Plus in all 17 filings; and the GMIB and ARDBR in 9 filings. The following table indicates which of the above changes are included in the individual filings:

	GLWB Preferred I.S.	GLWB Plus	GMIB	ARDBR

ONcore Premier (sold on or after October 1, 2012) (333-182250)	Included	Included	NA	NA
ONcore Value (sold on or after October 1, 2012) (333-182248)	Included	Included	NA	NA
ONcore Premier WF (333-171785)	Included	Included	NA	NA
ONcore Premier II (333-164070)	Included	Included	NA	NA
ONcore Flex II (333-164069)	Included	Included	NA	NA
ONcore Lite III (333-164075)	Included	Included	NA	NA
ONcore Lite II (333-156430)	Included	Included	Included	Included
ONcore Ultra II (333-156432)	Included	Included	Included	Included
ONcore Wrap (333-134982)	Included	Included	Included	Included
ONcore Xtra (sold on or after October 1, 2012) (333-182249)	NA	Included	NA	NA
ONcore Xtra II (333-164073)	NA	Included	NA	NA
ONcore Premier (sold before October 1, 2012) (333-43515)	NA	Included	Included	Included
ONcore Value (sold before October 1, 2012) (333-43513)	NA	Included	Included	Included
ONcore Xtra (sold before October 1, 2012)	NA	Included	Included	Included

Ms. Roberts

March 6, 2013

ONcore Lite (333-52006)	NA	Included	Included	Included
ONcore Ultra (333-134288)	NA	Included	Included	Included
ONcore Flex (333-43511)	NA	Included	Included	Included

Please contact me at (513) 794-6278 should you have any questions.

Sincerely,

/s/ Kimberly A. Plante

Kimberly A. Plante

Senior Associate Counsel